Consolidated E.T.C. Industries Ltd.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: gmusil@direct.ca
www.etcindustries.com

02060819

December 16, 2002

Securities & Exchange Commission
Division of Corporate Finance
450 – 5th Street N.W.
Washington, DC 20549

Attn: Filing Desk

SUPPL

SEC MAIL PROCESSING
RECEIVED
DEC 26 2002
WASH, D.C. 207 SECTION

Dear Sirs:

Re: E.T.C. Industries Ltd. (the "Issuer")
Filing of documents under Section 12g3-2(b), Securities Act of 1934
File No.82-1508

With respect to the Issuer's exemption pursuant to Section 12g3-2(b) of the Securities Act of 1934, we submit for recording the following documents that were filed, published or distributed to security holders for the period October 1 - November 30, 2002:

1) October 16/02 letter to B.C. Securities Commission ("BCSC") c/w Form 53-901F Material Change Report;
2) November 22/02 letter to BCSC c/w Form 51-901F Quarterly Report and interim unaudited financial statements for the nine-month period ended September 30/02.

Please acknowledge receipt of these documents on the enclosed copy of this letter and return it in the enclosed self-addressed envelope.

Yours truly,

PROCESSED
JAN 14 2003
THOMSON FINANCIAL

Gary Musil,
Secretary/Director

GM/rm

Enclosures

Received as above
per: ____________
Print Name

File No 82-1568

Consolidated E.T.C. Industries Ltd.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: etcindustries@telus.net
www.etcindustries.com

October 16, 2002

SEDAR

B.C. Securities Commission
9th Floor, 701 W. Georgia Street
Vancouver, B.C.

Attn: Statutory Filings

Dear Sir or Madam:

Re: Consolidated E.T.C. Industries Ltd. (the "Company")

Attached herewith please find a Form 53-901F regarding a material change of October 16, 2002.

Yours truly,

"GARY MUSIL"

Gary Musil,
Secretary/Director

GM/rm

Enclosure

c.c. - Alberta Securities Commission (SEDAR)
- Securities & Exchange Commission, Washington, D.C., U.S.A.

FORM 53-901F
SECURITIES ACT
MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

ITEM 1. REPORTING ISSUER

Consolidated E.T.C. Industries Ltd. (the "Company")
600 - 625 Howe Street
Vancouver, BC
V6C 2T6

ITEM 2. DATE OF MATERIAL CHANGE

October 16, 2002

ITEM 3. PRESS RELEASE

Issued October 16, 2002 and distributed through the facilities of Vancouver Stockwatch.

ITEM 4. SUMMARY OF MATERIAL CHANGE

The Company is pleased to announce they have arranged a non-brokered private placement of 600,000 units at a price of $0.20 per unit. Also, the Company announces they have signed a Letter of Intent with Hidden Rock Drilling Inc. to acquire a 50% interest in the Golden Hue Prospect.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

FINANCING

The Company is pleased to announce they have arranged a non-brokered private placement of 600,000 units at a price of $0.20 per unit. Each unit consists of one common share plus one flow-through share purchase warrant to purchase an additional share at $0.30 within one year of $0.50 within the second year from the date of issuance.

A finders fee of 10% of the proceeds will be payable in shares of the Company.

The funds will be used for working capital purposes, property acquisition costs and the private placement is subject to regulatory approvals.

PROPERTY ACQUISITION – DONAHUE CREEK – PORTLAND CANAL

The Company announces they have signed a Letter of Intent with Hidden Rock Drilling Inc. to acquire a 50% interest in the Golden Hue Prospect located in the Donahue Creek area along the Portland Canal, Skeena Mining Division of B.C. The prospect comprises the Hue 1, 2, 5 and 6 claims (68 units).

The Letter of Intent provides for staged payments of $240,000, incurring $1,000,000 in expenditures over three years and the issuance of 750,000 shares in four tranches following regulatory approval.

A finders fee in cash and/or shares is payable subject to regulatory approval.

ITEM 6. RELIANCE ON SECTION 85(2) OF THE ACT

This report is not being filed on a confidential basis.

ITEM 7. OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8. DIRECTOR/SENIOR OFFICER

Contact: Gary Musil, Secretary
Telephone: (604) 683-6648

ITEM 9. STATEMENT OF SENIOR OFFICER/DIRECTOR

The foregoing accurately discloses the material change referred to herein.

"GARY MUSIL"
Gary Musil, Secretary

DATED this 16th day of October, 2002.

Consolidated E.T.C. Industries Ltd.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: etcindustries@telus.net
www.etcindustries.com

October 16, 2002

TSX Venture Exchange
#2700 - 650 West Georgia Street
Vancouver, B.C.
V6B 4N9

Attn: Listings Dept.

Re: Listings Policy Statement No. 3.3, Timely Disclosure

This letter is to confirm that our News Release dated October 16, 2002 has been disseminated through the following publications:

1) The Vancouver Stockwatch (E-Mail: news@stockwatch.com)
1550 – 609 Granville Street
Vancouver, B.C.

2) Market News: Attn: News Desk (E-Mail: news@baystreet.com)
500 – 789 W. Pender Street (Fax: 604-689-1106)
Vancouver, B.C.

Yours truly,

"GARY MUSIL"

Gary Musil,
Secretary/Director

Enclosures

c.c. - B.C. Securities Commission, (SEDAR)
- Alberta Securities Commission (SEDAR)
- Martin & Associates, Solicitors (e-mail)
- Jones Richards & Co., C.G.A. (e-mail)
- Securities & Exchange Commission, Washington, DC, USA
- Directors

Consolidated E.T.C. Industries Ltd.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: etcindustries@telus.net
www.etcindustries.com

October 16, 2002

TSX – "EAX"
12g3-2(b): 82-1508

"NEWS RELEASE"

FINANCING

The Company is pleased to announce they have arranged a non-brokered private placement of 600,000 units at a price of $0.20 per unit. Each unit consists of one common share plus one flow-through share purchase warrant to purchase an additional share at $0.30 within one year of $0.50 within the second year from the date of issuance.

A finders fee of 10% of the proceeds will be payable in shares of the Company.

The funds will be used for working capital purposes, property acquisition costs and the private placement is subject to regulatory approvals.

PROPERTY ACQUISITION – DONAHUE CREEK – PORTLAND CANAL

The Company announces they have signed a Letter of Intent with Hidden Rock Drilling Inc. to acquire a 50% interest in the Golden Hue Prospect located in the Donahue Creek area along the Portland Canal, Skeena Mining Division of B.C. The prospect comprises the Hue 1, 2, 5 and 6 claims (68 units).

The Letter of Intent provides for staged payments of $240,000, incurring $1,000,000 in expenditures over three years and the issuance of 750,000 shares in four tranches following regulatory approval.

A finders fee in cash and/or shares is payable subject to regulatory approval.

ON BEHALF OF THE BOARD OF DIRECTORS

Gary Musil, CFO
Secretary/Director

File No 82-1508

Consolidated E.T.C. Industries Ltd.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: etcindustries@telus.net
www.etcindustries.com

November 22, 2002

SEDAR

B.C. Securities Commission
9th Floor, 701 W. Georgia Street
Vancouver, B.C.

Attn: Statutory Filings

SEC MAIL RECEIVED PROCESSING
DEC 26 2002
WASH. D.C. 207 SECTION

Dear Sirs or Madam:

Re: Consolidated E.T.C. Industries Ltd. (the "Company")

The enclosed material was sent by prepaid mail to all Supplemental Mail List respondents of the above-mentioned Company on November 22, 2002.

We are filing this material with you in compliance with the regulations.

Enclosed please find:

Quarterly Report BC Form 51-901 F and Interim Financial Statements for the nine-month period ended September 30, 2002.

Yours truly,

"Gary Musil"

Gary Musil, CFO
Secretary/Director

GM/rm

Enclosure

c.c. -TSX Venture Exchange, Attn: Listings Dept.
-Alberta Securities Commission (SEDAR)
-Martin & Associates, Solicitors
-Jones Richards & Co., C.G.A.
-CIBC Mellon Trust Company, Attn: Leslie MacFarlane
-Securities & Exchange Commission, Wash. DC, USA
-Directors (4)

Quarterly Report - BC Form 51-901 F

ISSUER DETAILS

For Quarter Ended:	*September 30, 2002*
Date of Report:	*November 20, 2002*
Name of Issuer:	Consolidated *E.T.C. Industries Ltd.*
Issuers Address:	*#600 - 625 Howe Street* *Vancouver, B.C. V6C 2T6*
Issuer Fax Number:	*604-683-1350*
Issuer Phone Number:	*604-683-6648*
Contact Person:	*Gary Musil*
Contact Position:	*Secretary/Director*
Contact Telephone Number:	*604-683-6648*
Contact E-Mail Address:	etcindustries@telus.net
Website Address:	www.etcindustries.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

Directors Name:	*Gary Musil*	Date Signed:	*November 20, 2002*
Directors Name:	*Jake Bottay*	Date Signed:	*November 20, 2002*

CONSOLIDATED E.T.C. INDUSTRIES LTD.

(FORMERLY: E.T.C. INDUSTRIES LTD.)

CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2002

(SEPTEMBER 30, 2001)

UNAUDITED
Prepared by Management

CONSOLIDATED E.T.C. INDUSTRIES LTD.
(FORMERLY: E.T.C. INDUSTRIES LTD.)
CONSOLIDATED BALANCE SHEET
SEPTEMBER 30, 2002
(With comparative audited consolidated figures for December 31, 2001)

	September 30, 2002	December 31, 2001
ASSETS		
Current Assets		
Cash	$ 8,357	$ 6,780
Accounts receivable	876	4
Prepaid expenses	1,010	-
	10,243	6,784
Mineral Interest (Note 8)	34,272	
Property, Plant and Equipment (Notes 3 and 5)	4	4
Investment (Notes 3 and 6)	1	1
Electric Powered Vehicle Technology (Note 3)	1	1
	$ 44,521	$ 6,790
LIABILITIES		
Current Liabilities		
Accounts payable and accrued liabilities	$ 28,011	$ 20,383
Due to related parties (Note 9)	16,213	35,997
Loans payable (Note 10)	3,130	13,130
	47,354	69,510
Due to Related Parties (Note 11)	103,550	63,850
Loan Payable (Note 12)	-	10,011
Long Term Payable (Not Related Party) (Note 15)	24,825	-
	175,729	143,371
SHAREHOLDERS' EQUITY (DEFICIENCY)		
Share Capital (Note 13)	3,896,056	3,739,006
Contributed Surplus	6,000	6,000
Deficit	(4,033,264)	(3,881,587)
	(131,208)	(136,581)
	$ 44,521	$ 6,790

Approved on Behalf of the Board:

"Gary Musil"
Director

"Jake Bottay"
Director

CONSOLIDATED E.T.C. INDUSTRIES LTD.
(FORMERLY: E.T.C. INDUSTRIES LTD.)
CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2002
(With comparative unaudited consolidated figures for the period ended September 30, 2001)

	Three months ended September 30, 2002	Nine months ended September 30, 2002	Three months ended September 30, 2001	Nine months ended September 30, 2001
ADMINISTRATION COSTS:				
Administration consulting	$ -	$ 3,800	$ -	$ -
Amortization	-	-	314	942
Bank charges and interest	633	2,169	807	2,321
Management fees	7,500	22,500	7,500	26,500
Office supplies and secretarial	7,260	34,063	2,869	8,670
Professional fees	-	18,215	-	2,160
Regulatory fees	555	8,282	(46)	2,586
Rent	1,797	4,497	1,350	4,950
Telephone and fax	280	1,490	78	527
Transfer agent fees	1,090	4,848	1,038	4,170
Travel and promotion	20,571	51,794	97	2,140
TOTAL COSTS FOR THE PERIOD	39,686	151,658	14,007	54,966
OTHER ITEMS:				
Loss (Gain) on conversion of foreign currencies	-	19	-	-
NET LOSS FOR THE PERIOD	39,686	151,677	14,007	54,966
DEFICIT AT BEGINNING OF PERIOD	3,993,578	3,881,587	3,843,815	3,802,856
DEFICIT AT END OF PERIOD	$ 4,033,264	$ 4,033,264	$ 3,857,822	$ 3,857,822
Loss per share	$ (0.013)	$ (0.032)	$ (0.001)	$ (0.003)

CONSOLIDATED E.T.C. INDUSTRIES LTD.
(FORMERLY: E.T.C. INDUSTRIES LTD.)
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2002
(With comparative unaudited consolidated figures for the period ended September 30, 2001)

	Three months ended September 30, 2002	Nine months ended September 30, 2002	Three months ended September 30, 2001	Nine months ended September 30, 2001
OPERATING ACTIVITIES:				
Net loss for the period	(39,686)	(151,677)	(14,007)	(54,966)
Adjustments:				
Amortization	-	-	314	942
Loss (Gain) on conversion of foreign currencies	-	19	-	-
	(39,686)	(151,658)	(13,693)	(54,024)
Changes in non-cash working capital items:				
Accounts receivable	1,350	(872)	1,596	1,556
Accounts payable and accrued liabilities	(7,970)	7,628	13,385	11,545
Prepaid expenses	10,015	(1,010)	375	(375)
Due to related parties	1,489	(19,784)	-	-
Loans payable	-	(10,000)	-	-
	(34,802)	(175,696)	1,663	(41,298)
FINANCING ACTIVITIES:				
Due to related parties	12,200	39,700	(2,000)	9,511
Loan payable	-	(10,011)	550	1,650
Long term payable	24,825	24,825	-	-
Issue of share capital for cash	-	157,050	-	15,150
	37,025	211,564	(1,450)	26,311
INVESTING ACTIVITIES				
Mineral interest	(9,726)	(34,272)	-	-
Gain (Loss) on conversion of foreign currencies	-	(19)	-	-
INCREASE (DECREASE) IN CASH	(7,503)	1,577	213	(14,987)
CASH AT BEGINNING OF PERIOD	15,860	6,780	941	16,141
CASH AT END OF PERIOD	8,357	8,357	1,154	1,154

CONSOLIDATED E.T.C. INDUSTRIES LTD.
(FORMERLY: E.T.C. INDUSTRIES LTD.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2002
(SEPTEMBER 30, 2001)

1. NATURE OF BUSINESS AND CONTINUED OPERATIONS

Consolidated E.T.C. Industries Ltd. (formerly: E.T.C. Industries Ltd.) (the "Company") is incorporated under the laws of British Columbia and is primarily engaged in the acquisition, exploration and development of mineral properties.

The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. The operations of the Company were primarily funded by the issue of share capital and loans from related parties. The continued operations of the Company are dependent on its ability to develop a sufficient debt restructuring plan, receive continued financial support from related parties, complete sufficient public equity financing, or generate profitable operations in the future.

2. PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Electric Car Company, a wholly-owned subsidiary, incorporated in the State of Nevada on November 24, 1993.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Deferred Costs - Mineral Properties

The Company is in the exploration stage in respect of its investment in natural resource properties and accordingly follows the practice of capitalizing all costs related to the exploration project until such time as the project is put into commercial production, sold or abandoned. If commercial production commences, these capitalized costs will be amortized on a unit-of-production basis. If mineral claims are abandoned, the related capitalized costs are written-off to deficit.

b. Deferred Costs - Petroleum Prospects

The Company followed the full cost method of accounting for petroleum and natural gas prospects. Under this method, all costs incurred within a cost centre in connection with the exploration for and the development of petroleum and natural gas reserves, were capitalized. If a cost centre commenced commercial production, those capitalized costs related to proved properties within the cost centre would have been amortized on a unit-of-production basis based on engineering reports of gross proven reserves. For purposes of consolidated financial statement presentation, a cost centre was defined to be a country.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

c. Deferred Costs - Electric Powered Vehicle Technology

The Company is in the research and development stage with respect to its investment in the "electric powered vehicle technology" and accordingly, follows the practice of capitalizing all related costs until such time as commercial sales commence. At that time, these capitalized costs will be amortized on a unit of production basis. If the project is abandoned, the related capitalized costs will be written-off to deficit.

d. Values

The amounts shown for the mineral properties, petroleum prospects, deferred costs, and "electric powered vehicle technology" costs, represent costs to date and are not intended to reflect present or future values.

e. Option Payments

Payments on mineral property option agreements are made at the discretion of the Company, and accordingly, are accounted for on a cash basis.

f. Translation of Foreign Currencies

Foreign currencies have been translated into Canadian funds using the temporal method, as follows:

i. Monetary items, at the rate of exchange prevailing as at the consolidated balance sheet date.

ii. Non-monetary items, at the historical rate of exchange.

iii. Costs, at the period average in which the transaction occurred.

g. Administration Costs

Administration costs are currently being expensed in the year in which incurred.

h. Investment

The Company records its investment at the lower of cost or estimated value.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

i. Property, Plant and Equipment

Property, plant and equipment are carried at cost less accumulated amortization. Amortization is calculated using the declining balance method at the following annual rates:

Office equipment	20%
Automobile	30%
Computer	30%
Trailer equipment	30%

In the year of acquisition, amortization is recorded at one-half the normal rate.

j. Incentive Stock Option Plan

The Company has not adopted a formal incentive stock option plan, but has granted stock options. No compensation expense is recognized when shares are issued or stock options are granted. Any consideration paid by individuals on exercise of stock options or purchase of shares is credited to share capital.

k. Use of Estimates

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to the consolidated financial statements. Actual results may differ from those estimates.

4. FINANCIAL INSTRUMENTS

The Company's consolidated financial instruments consist of cash, accounts receivable, accounts payable and accrued liabilities, due to related parties and loans payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency, or credit risks arising from these consolidated financial instruments. The fair values of these consolidated financial instruments approximate their carrying value, unless otherwise noted.

5. PROPERTY, PLANT AND EQUIPMENT

	Cost	Accumulated Amortization	2002 Net Book Value	2001 Net Book Value
Office equipment	$ 1,293	$ 1,292	$ 1	$ 182
Automobile equipment	16,836	16,835	1	1,697
Computer equipment	9,164	9,163	1	925
Trailer equipment	7,530	7,529	1	491
	$ 34,823	$ 34,819	$ 4	$ 3,295

6. INVESTMENT

The Company's investment is recorded at a nominal value of $1 and consists of:

	2002	2001
1,000,000 common shares of Electric Environmental Development, Inc. of Tampa, Florida	$ 1	$ 1

7. PETROLEUM PROSPECTS

	Acquisition, Drilling and Completion Costs	Accumulated Depletion	Write-down of Capitalized Costs	2002 Net Book Value	2001 Net Book Value
U.S.A.	$ 223,368	$ 222,368	$ (1,000)	$ -	$ 1,000

8. MINERAL INTEREST

The Company has signed an option agreement with Granby Mining Corporation to acquire a 50% interest in 20 units of a gold and moly mineralized prospect in the Skeena Mining Division of British Columbia. The Property, located on Granby Peninsula, is approximately 1 kilometre east of the former Anyox mine and smelter.

Terms of the agreement include staged payments totaling $240,000, incurring $1,000,000 in exploration expenditures over three years, and the issuance of 1,000,000 shares in three tranches upon regulatory approval.

The Company has since amended the agreement to include the addition of a second 20 unit claim block (the Moly 3) in consideration of $120,000 to be paid over two years. No stock will be issued for this acquisition.

9. DUE TO RELATED PARTIES

Amounts due to the Chief Operating Officer, Chief Financial Officer, corporations controlled by the Chief Operating Officer and Chief Financial Officers, and corporations related by common Directors are unsecured, accrue no interest and have no specific terms of repayment.

10. LOANS PAYABLE

	2002	2001
Amount due is unsecured, non-interest bearing and has no specific terms of repayment.	$ 3,130	$ 3,130
	$ 3,130	$ 3,130

11. DUE TO RELATED PARTIES

	2002	2001
Amount due to the Chief Financial Officer which is unsecured, bearing interest at the rate of 8% per annum and due on demand after March 31, 2003.	$ 26,650	$ 34,650
Amounts due to corporations controlled by the Chief Operating Officer and Chief Financial Officer which are unsecured, non-interest bearing and due on demand after March 31, 2003.	77,350	29,200
	$ 103,550	$ 63,850

12. LOAN PAYABLE

Amount due is unsecured, non-interest bearing and was due on demand

13. SHARE CAPITAL

The authorized share capital of the Company is 100,000,000 shares without par value.

Pursuant to a Special Resolution passed by the shareholders of the Company on September 12, 2001, the Company consolidated its issued and outstanding share capital on the basis of one (1) new share for ten (10) old shares effective January 28, 2002. Subsequent to the date of the consolidation there were 2,117,679 issued and outstanding shares.

The Company has issued shares of its capital stock as follows:

	2002		2001	
	Number of Shares	Amount	Number of Shares	Amount
Balance, Beginning of Period	2,117,679	$ 3,739,006	21,025,290	$ 3,723,856
Issuance of shares				
Private placement	1,047,000	157,050		
Options	-	-	151,500	15,150
Balance, End of Period	3,164,679	$ 3,896,056	21,176,790	$ 3,739,006

The Company has outstanding Director and employee stock options exercisable to acquire 27,500 shares as follows:

Shares	Exercise Price	Expiry Date
27,500	$1.00	November 14, 2002
27,500		

42,350 options were cancelled September 20, 2002 (thirty days following the resignation on August 20, 2002 of a director).

14. RELATED PARTY TRANSACTIONS

a. Management fees of $22,500 (2001 - $26,500) were incurred with a corporation which is managed by a Director of the Company.

b. Interest expense of $1,250 (2001 - $1,650) was accrued on a loan from the Chief Financial Officer.

c. Office services totalling $26,750 (2001 - $6,700) were incurred with a corporation controlled by the Chief Financial Officer.

d. Rent totalling $4,497 (2001 - $6,750) and office services and telephone expense totalling $4,307 (2001 - $1,465) were incurred with a corporation related by common Directors.

The transactions above have been in the normal course of operations and, in management's opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

15. LONG TERM PAYABLE – NOT RELATED PARTY

The investor relations firm has agreed to long term its accrual for monthly fees until December 31, 2003 or until the Company arranges further financing and agrees to pay this amount.

CONSOLIDATED E.T.C. INDUSTRIES LTD.
(FORMERLY: E.T.C. INDUSTRIES LTD.)
SEPTEMBER 30, 2002

SECTION 1

A. ANALYSIS OF EXPENSES AND DEFERRED COSTS:

See the accompanying financial statements.

SECTION 2

A. RELATED PARTY TRANSACTIONS FOR THE CURRENT FISCAL YEAR-TO-DATE:

Refer to Notes 9, 11 & 14 of the accompanying consolidated financial statements.

The aggregate amount of expenditures made to parties not at arms length from the Company were $58,416 during the current fiscal year to date.

SECTION 3

A. SECURITIES ISSUED DURING PERIOD ENDED SEPTEMBER 30, 2002:

Date of Issue	Type of Security	Type of Issue	Number of Shares Issued	Price per Share	Total Proceeds	Type of Consideration	Commission Paid
			NIL				

B. OPTIONS GRANTED DURING PERIOD ENDED SEPTEMBER 30, 2002:

NIL

SECTION 4

A. AUTHORIZED AND ISSUED SHARE CAPITAL AS AT SEPTEMBER 30, 2002:

Authorized share capital - 100,000,000 shares without par value.

A total of 3,164,679 shares have been issued for a total of $3,896,056.

CONSOLIDATED E.T.C. INDUSTRIES LTD.
(FORMERLY: E.T.C. INDUSTRIES LTD.)
SEPTEMBER 30, 2002

B. OPTIONS, WARRANTS AND CONVERTIBLE SECURITIES OUTSTANDING AS AT SEPTEMBER 30, 2002:

Type of Security	Number or Amount	Exercise or Conversion Price	Expiry Date
Options	27,500	$1.00	November 14, 2002
Warrants	1,047,000	$0.17	March 25, 2004

C. SHARES IN ESCROW OR SUBJECT TO POOLING AS AT SEPTEMBER 30, 2002:

Common shares in escrow – Nil

SECTION 5

A. LIST OF DIRECTORS AND OFFICERS AS AT NOVEMBER 20, 2002:

Jake Bottay	Chief Operating Officer/President/Director
Gary Musil	Chief Financial Officer/Secretary/Director
Victor Bryant	Director
Luard J. Manning	Director

CONSOLIDATED E.T.C. INDUSTRIES LTD.
(FORMERLY: E.T.C. INDUSTRIES LTD.)
SEPTEMBER 30, 2002

REVIEW OF OPERATIONS IN THE QUARTER ENDED SEPTEMBER 30, 2002 AND UP TO THE DATE OF THIS REPORT:

1. Nature of Business:

The Company was previously engaged in the research and development of electric vehicles and currently owns the MI6 electric car, which is licensed in the State of California, U.S.A. The Company has been entertaining offers to purchase this technology during the year.

During 1995/96 the Company was also engaged in the drilling and exploration of petroleum wells in Kentucky, U.S.A. with minimum success.

Since 1997 the Company has been in the business of resource exploration and development. See following section 2 (c) - February 4 & March 11/02 News Releases.

2. Operations Detail and Financial Condition:

(a) Acquisitions & Dispositions:

See February 4 & March 11/02 News Release in section 2 (c).

(b) Material Expenditures:

During the first nine months of 2002 the Company became very active, starting with the consolidation and proceeding with property acquisitions, private placements and preparing an Offering Memorandum to raise further exploration and working capital funds. General and Administrative costs have increased as a result of this activity. The Company reinstated the Investor Relations contract March 1/02. Travel and P/R increased, along with shareholder communication and information dissemination, ($51,794 in 2002; $2,140 in 2001). Office and secretarial ($34,063 in 2002; $8,670 in 2001). Professional fees ($18,215 in 2002; $2,160 in 2001). Also an independent geological report was required for the property acquisition. Consulting was ($3,800 in 2002; $nil in 2001).

Some expenditures decreased. Management fees ($22,500 in 2002; $26,500 in 2001) due to inactive status still in effect. Rent ($4,497 in 2002; $4,950 in 2001) as a result of shared office spaces.

(c) News Releases & Material Change Reports:

January 10, 2002 – The Company announced that Victor N. Bryant of New Westminster, B.C. has agreed to join the board.

Mr. Bryant will assist the Company in the review of mineral properties which the Company hopes to acquire and develop during the 2002 reactivation period and for the coming years.

CONSOLIDATED E.T.C. INDUSTRIES LTD.
(FORMERLY: E.T.C. INDUSTRIES LTD.)
SEPTEMBER 30, 2002

Mr. Bryant's thirty years of experience in the mining industry in various capacities such as operations and project engineer, plant manager, senior process metallurgist, and mill/concentrator superintendent to name a few, will bring valuable input to the Company.

Mr. Bryant's more significant experience in the last ten years has been with Fluor Daniel consulting on projects for PT Newmont in Indonesia, Phelps Dodge and Asarco in Southern Peru, BHP in Santiago, Chile, Cyprus Corp in Arizona and Peru and numerous other worldwide projects. His metallurgical expertise on these projects assisted in process design, feasibility studies, plant optimization, trouble shooting and coordinating construction and expansion of many mine and mill facilities.

Prior to Flour Daniel he worked for Billiton International Metals Ltd., Granges Exploration, Sherritt Gordon, Placer Development Ltd., Noranda Mines Ltd. and Anglo American Corporation.

February 4, 2002 - The Company announced they have signed a formal option agreement with Granby Mining Corporation to acquire a 50% interest in an Anyox area gold and moly mineralized prospect on The Granby Peninsula comprised of 20 units in the Skeena Mining Division of B.C. (the "Property").

The agreement provides for staged payments totalling $240,000, incurring $1,000,000 in expenditures over three years and the issuance of 1,000,000 shares in three tranches following regulatory approval.

The Granby Peninsula property is located 1 km east of the former Anyox mine and smelter complex, which produced 24.7 million tons of copper ore between 1914 and 1935. Silica flux and gold was mined in conjunction with smelting operations. The operation ceased in 1935 because of depressed prices for copper.

In a previous report by Burton Consulting Inc., on the Anyox area properties, it was indicated that the bedded quartz veins represent an excellent exploration bet for large tonnage, low to moderate grade gold plus silver deposits. The molybdenum bearing stock has excellent potential to host a large tonnage, low to moderate grade open pit molybdenum mine.

A finder's fee in cash and shares is payable.

March 11, 2002 - The Company announced an amendment to the Property Agreement dated January 15, 2002. The amendment reflects the addition of the Moly3 (a 20 unit claim block) for payments of $120,000 over a two-year period. There will be no issuance of additional stock.

In addition the Company announced the reinstatement of the Baron Marney investor relations agreement effective March 1, 2002. These fees will be accrued as a long term liability until the Company arranges further financing.

March 28, 2002 - Further to our news release dated March 25, 2002, the Company has received additional subscriptions to the non-brokered private placement of 534,000 units at a price of $0.15 per unit. The total non-brokered private placement will be increased to 1,047,000 units at a price of $0.15 per unit ($157,050). Each unit consists of one common share plus one share purchase warrant to purchase an additional share at $0.15 within one year or $0.175 within the second year from the date of issuance.

The funds will be used for working capital purposes.

CONSOLIDATED E.T.C. INDUSTRIES LTD.
(FORMERLY: E.T.C. INDUSTRIES LTD.)
SEPTEMBER 30, 2002

April 4, 2002 - The Company has proposed a non-brokered financing of 500,000 units at an Offering price of $1.00 per unit. Each unit consists of four (4) Flow-Through common shares and one (1) Non Flow-Through common share. The Offering is subject to regulatory approvals.

The proceeds from the financing will be used to fund the first year property payments and exploration program under the Granby option agreement announced February 4, 2002 as well as working capital.

June 27, 2002 - The Company reports that the Annual General Meeting was held on June 21, 2002. The shareholders approved all resolutions put forth in the proxy.

Shareholders re-elected Kenneth B. Liebscher, Gary Musil, Jake Bottay and recently appointed Victor N. Bryant (see January 10/02 news release). In addition the shareholders approved the new nomination of Luard (Lu) J. Manning, P.Eng to the board.

Mr. Manning has over fifty years of mining experience, the last 37 of which has been as a mining consultant practicing out of Vancouver, B.C. He has extensive personal expertise in operating underground mines, and has operated small open pit mines. His consulting firm has completed feasibility studies for various projects including the Brandywine operation of Northern Mines, the Ruth Vermont project for Columbia River Mines, and the Rabbit Lake open pit project for Gulf Minerals Canada Ltd. As a Consultant he worked as chief of operations of the Silver Bear and Norex projects for Terra Mines Ltd. of Edmonton, at the Puffy and Tartan Lake projects in Manitoba and the Seebee project for Claude Resources Inc. in Saskatchewan.

Mr. Manning has been a director and president of several public companies during the past ten years, and is presently a director of seven other junior resource public companies which are: Cusac Gold Mines Ltd., Kimber Resources Inc., Genco Resources Ltd., Canmine Resources Corporation, FM Resources Corp., Nustar Resources Inc., and L.E.H. Ventures Ltd.

Mr. Manning will bring valuable input to the Company during our upcoming exploration project in the Anyox-Granby project.

August 19, 2002 – The Company announced the resignation of Kenneth B. Liebscher as Director/Officer.

(d) Investor Relations Activities:

The Company has continued its investor relations agreement with Baron-Marney Capital effective November 30/98. During the year 2001 the parties agreed not to incur/charge the monthly fee until the services and activity warrants the requirements of the agreement. Effective March 1, 2002 the Company reinstated these services. In addition, the Company completed changes and updates to the website and increased shareholder communication and information dissemination.

CONSOLIDATED E.T.C. INDUSTRIES LTD.
(FORMERLY: E.T.C. INDUSTRIES LTD.)
SEPTEMBER 30, 2002

Anyone wishing to be placed on the Company's information disbursement list may call 604-683-6648, fax 604-683-1350 or email etcindustries@telus.net . Shareholders may call our office for further corporate information at any time during regular business hours.

(e) Breaches of corporate, securities or other laws, or of the Company's listing agreement with the TSX Venture Exchange:

None

(f) Regulatory Approval:

On January 28, 2002, the common shares of Consolidated E.T.C. Industries Ltd. commenced trading on CDNX and the common shares of E.T.C. Industries Ltd. were delisted. The Company is classified as a 'Mining (Non-Oil & Gas) Exploration/Development'. Post-Consolidation Capitalization: 2,117,679 shares are issued and outstanding. New Trading Symbol: **EAX.**

On April 18, 2002 the TSX Venture Exchange accepted for filing documentation with respect to a Non-Brokered Private Placement for the issue of 1,047,000 shares at a purchase price of $0.15 c/w 1,047,000 non-transferable two year share purchase warrants at an exercise price of $0.17 each.

July 25, 2002 - Further to our News Release of April 4, 2002 the Company has requested an extension of up to 60 days to complete the selling of the private placement offering and filing final documentation with the TSX Venture Exchange.

July 26, 2002 – The TSX advised the Company that the Exchange has no objection to an extension of 60 days with respect to the Company's offering of 500,000 units at a price of $1.00 per unit.

3. Subsequent Events

October 16, 2002 - The Company is pleased to announce they have arranged a non-brokered private placement of 600,000 units at a price of $0.20 per unit. Each unit consists of one common share plus one flow-through share purchase warrant to purchase an additional share at $0.30 within one year of $0.50 within the second year from the date of issuance.

A finders fee of 10% of the proceeds will be payable in shares of the Company.

The funds will be used for working capital purposes, property acquisition costs and the private placement is subject to regulatory approvals.

The Company announces they have signed a Letter of Intent with Hidden Rock Drilling Inc. to acquire a 50% interest in the Golden Hue Prospect located in the Donahue Creek area along the Portland Canal, Skeena Mining Division of B.C. The prospect comprises the Hue 1, 2, 5 and 6 claims (68 units).

CONSOLIDATED E.T.C. INDUSTRIES LTD.
(FORMERLY: E.T.C. INDUSTRIES LTD.)
SEPTEMBER 30, 2002

Subsequent Events (continued)

The Letter of Intent provides for staged payments of $240,000, incurring $1,000,000 in expenditures over three years and the issuance of 750,000 shares in four tranches following regulatory approval.

A finders fee in cash and/or shares is payable subject to regulatory approval.

4. Financings, Principal Purposes and Milestones

See preceding Section 2 (c) - March 28 and April 4/02 News Releases.

See preceding Section 3

The Company is dependent on equity financing and/or joint ventures to explore and develop resource properties until these properties become productive and fund the Company's future.

5. Liquidity and Solvency

The Company continues to rely on its management to find new sources of financing to provide additional working capital for resource acquisitions and review of other projects presented to them.

The Company current liabilities decreased ($22,156) and loans payable decreased ($20,011) since December 31, 2001. In addition the Company has completed agreements with related parties to long term other payables/loans until further financing is arranged.